UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7553

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Knight Ridder 401k Plan (Formerly Investment Savings Plan for Employees of Knight-Ridder, Inc. and

Certain Subsidiaries)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knight-Ridder, Inc.

50 W. San Fernando Street, Suite 1500

San Jose, Ca 95113

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Knight Ridder 401k Plan (formerly Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries) (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Knight Ridder 401k Plan (formerly Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries) (Name of Plan)

Date: June 27, 2006	By:	/s/ Gary R. Effren
Gary R. Effren 401 (k) Plan Committee Member

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries)

December 31, 2005 and 2004, and for the Year Ended December 31, 2005

With Report of Independent Registered Public Accounting Firm

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004, and

for the Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

    Knight Ridder 401k Plan

    (Formerly Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries)

We have audited the accompanying statements of net assets available for benefits of the Knight Ridder 401k Plan (formerly Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

June 23, 2006 San Jose, California

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$810,489,723	$773,970,323

Receivables:
Employer contributions	19,026	73,321
Participant contributions	200,122	238,989

Total receivables	219,148	312,310

Net assets available for benefits	$810,708,871	$774,282,633

See accompanying notes.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Interest and dividend income	$39,199,319

Contributions:
Employer	12,566,652
Participants	58,333,961

Total contributions	70,900,613

Transfers from other plans	244,662

Total additions	110,344,594

Deductions
Net depreciation in fair value of investments	4,931,608
Benefits paid to participants	68,422,357
Transfers to other plans	564,391

Total deductions	73,918,356

Net increase
Net assets available for benefits:
Beginning of year	774,282,633

End of year	$810,708,871

See accompanying notes.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

Effective January 1, 2005 Investment Savings Plan for Employees of Knight-Ridder, Inc. and Certain Subsidiaries changed its name to Knight Ridder 401k Plan (the Plan).The following description the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Knight-Ridder, Inc. (the Company or KRI) and its affiliates. In most cases an eligible employee can participate after completing one year of service, as defined in the plan document (at least 1,000 hours during the first twelve months of employment or during a plan year that begins after hire) or, if earlier, upon contributing substantially all of a vested lump sum benefit earned under a qualified retirement plan maintained by a previous employer.

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (the Code), and includes a qualified cash or deferred arrangement as defined in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company and participating affiliates are members of the Knight-Ridder, Inc. (KRI) consolidated group.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

General (continued)

On August 2, 2005, the Company and the Detroit Free Press, Inc. sold their interest in the Detroit News Agency (a partnership with Detroit News, Inc.) to Detroit News, Inc. Participants who were employees of the Detroit Free Press, Inc. on August 2, 2005 ceased participation in the Plan and became 100% vested in their employer contribution accounts.

On August 28, 2005, the Company exchanged substantially all of the assets of the Tallahassee Democrat, Inc. for substantially all of the assets of Federated Publications, Inc. (a subsidiary of Gannett Co., Inc.) which owned and operated the Bellingham Herald, The Olympian, and the Idaho Statesman. Participants who were employees of the Tallahassee Democrat, Inc. on August 28, 2005 ceased participation in the Plan and became 100% vested in their employer contribution accounts.

Contributions

Subject to annual limits, participants in the Plan may elect to contribute, on a pretax basis, up to 75% of their eligible compensation as defined by the Plan. Amounts representing distributions from other qualified defined contribution or defined benefit plans may be rolled into this Plan. Certain participants may also contribute up to 20% of their compensation on an after-tax basis. The Company generally makes matching contributions of 50% of the first 6% of compensation that a participant contributes to the Plan per pay period.

Certain employee groups earn matching contributions under alternative provisions as approved by the Plan’s administrative committee, including no matching contribution in certain cases. The matching contributions made by the Company are generally invested in the KRI Common Stock Fund, which invests primarily in shares of KRI common stock. In some cases, the Company makes contributions other than matching contributions. Details of these provisions are available in the plan document.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants are allowed to direct their contributions into any of the Plan’s investment fund options, including the KRI Common Stock Fund. They are also allowed to immediately redirect employer contributions from the KRI Common Stock Fund into any of the Plan’s other investment options.

Contributions into The Walt Disney Company Common Stock Fund, which invests primarily in shares of Walt Disney Company common stock, are no longer permitted; however, participants can redirect monies out of this fund.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions and allocations of: (i) Company matching contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in Company matching contributions is based on years of service. Participants generally become 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service, and 100% vested after five years of service. Two year vesting applies to a participant who is or was an employee of Knight Ridder Digital.

Participants forfeit nonvested Company contributions and earnings upon termination of employment. All amounts forfeited are used to first restore nonvested account balances for currently rehired former participants, if any, and then to reduce future Company matching contributions.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of $50,000 or 50% of their vested account balance. The minimum amount a participant can borrow is $500. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates. Loan terms may not exceed five years unless the loan is used to purchase the participant’s primary residence, in which case repayment must be made within 15 years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of employment, retirement, disability or death, distribution to a participant or a beneficiary shall be made in a lump sum cash payment except as otherwise provided in the plan document. Distributions to employees are limited to the distribution of after-tax contributions and earnings, distribution after age 59 1/2, or when certain hardship criteria are met.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting, and other administrative services may be paid directly by the Company, or at the Company’s discretion, may be paid in whole or in part from plan assets. During 2005, substantially all expenses were paid by the Company on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to amend the plan document to discontinue future matching contributions or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The fair value of investments in mutual funds is based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of common stock is based on the New York Stock Exchange quoted closing value on the last business day of the plan year. The fair value of the investment in the common/collective trust fund is based on the quoted redemption value on the last business day of the plan year. The money market account is valued on the basis of historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements (continued)

3. Investments

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$2,842,465
Common stocks	(7,774,073)

$(4,931,608)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Vanguard 500 Index Fund	$126,832,434	$126,433,767
Vanguard Explorer Fund	46,189,894	43,315,264
Vanguard Wellington Fund	76,529,272	68,975,275
Vanguard Windsor Fund	180,925,686	180,400,063
Vanguard Prime Money Market Fund	43,011,965	39,912,280
Knight-Ridder, Inc. common stock	106,455,401	122,031,858

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent plan restatement specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 were not covered by the current determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. Related Party and Party-in-Interest Transactions

Approximately 13% and 15% of the Plan’s investments are in shares of KRI common stock at December 31, 2005 and 2004, respectively. As the Company is a member of the KRI consolidated group, investments in shares of KRI common stock constitute party-in-interest transactions. Purchases and sales of KRI common stock for the year ended December 31, 2005 totaled $24,356,532 and $33,100,829, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could potentially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

Notes to Financial Statements (continued)

7. Subsequent Events

On March 12, 2006, the Company entered into a Merger Agreement with The McClatchy Company (McClatchy). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement (Merger), the Company will merge with and into McClatchy, with McClatchy continuing as the surviving corporation after the Merger. The completion of the Merger is subject to various customary conditions, including obtaining the approval of Company shareholders. The Merger is expected to be approved by the shareholders and finalized in June 2006.

Concurrent with the Merger sponsorship of the Plan will change from the Company to McClatchy. Plan participants whose employment with the plan sponsor ends due to the Merger, or the expected subsequent resale by McClatchy of 12 of the Company’s newspapers, will become fully vested in their Plan benefits. The KRI Common Stock Fund will close to new investment as of the effective date of the Merger.

Supplemental Schedule

Knight Ridder 401k Plan

(Formerly Investment Savings Plan for Employees of

Knight-Ridder, Inc. and Certain Subsidiaries)

EIN# 38-0723657, Plan #022

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity date	(e) Current value
	Vanguard Fiduciary Trust Company:
	Mutual funds:
*	500 Index Fund	1,103,658 shares	$126,832,434
*	Explorer Fund	614,963 shares	46,189,894
*	International Growth Fund	1,599,751 shares	33,594,761
*	LT Investment Grade Fund	4,150,715 shares	39,514,808
*	Mid-Cap Index Fund	1,611,866 shares	28,417,191
*	Morgan Growth Fund	959,041 shares	16,984,620
*	Target Retirement 2005 Fund	135,341 shares	1,479,274
*	Target Retirement 2015 Fund	1,092,033 shares	12,514,695
*	Target Retirement 2025 Fund	841,809 shares	9,908,094
*	Target Retirement 2035 Fund	426,242 shares	5,225,728
*	Target Retirement 2045 Fund	114,327 shares	1,437,089
*	Target Retirement Income	30,779 shares	321,328
*	Total Bond Market Index Fund	1,147,804 shares	11,546,905
*	Wellington Fund	2,521,558 shares	76,529,272
*	Windsor Fund	10,549,603 shares	180,925,686

	Common/collective trust fund:
*	Vanguard Retirement Savings Trust	36,974,123 units	36,974,123

	Money market fund:
*	Prime Money Market Fund	43,011,965 shares	43,011,965

*	Knight-Ridder, Inc. common stock	1,681,760 shares	106,455,401

	The Walt Disney Company common stock	228,519 shares	5,477,612

*	Participant loans	Interest rates ranging from 4.0% to 10.5%, maturing through 2023	27,148,843

	Total investments		$810,489,723

*	Indicates a party-in-interest.

Column (d), cost, has been omitted, as all investments are participant-directed.